AMENDMENT NO. 2 TO
                                    FORM T-3

        FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST
                             INDENTURE ACT OF 1939

                                   NIBCO INC.
                                   ----------
                               (Name of Applicant)

                 1516 Middlebury Street, Elkhart, Indiana 46516
                 ----------------------------------------------
                             (Address of Applicant)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

          TITLE OF CLASS                                           AMOUNT
          --------------                                           ------
NIBCO INC. Unsecured Subordinated Debentures                     $20,000,000.00*

Approximate date of proposed offering:   September 20, 2004
                                         -------------------------

Name and address of agent for service:   Thomas L. Eisele
                                         -------------------------------
                                         Secretary and General Counsel
                                         -------------------------------
                                         NIBCO INC.
                                         -------------------------------
                                         1516 Middlebury Street
                                         -------------------------------
                                         Elkhart, Indiana 46516
                                         -------------------------------

         *The actual aggregate principal amount of NIBCO INC. Unsecured Subordinated Debentures to be issued pursuant to the indenture may be less and will depend upon the aggregate amount of the shares of Common Stock exchanged by shareholders in the exchange offer described in Item 2.

         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission acting pursuant to Section 307(c) of the Act, may determine upon written request of the obligor.

Item 1.  General information.

         The applicant is a corporation organized under the laws of the State of Indiana.

Item 2.  Securities Act exemption applicable.

         The applicant intends to offer, upon the terms and subject to the conditions set forth in the Offering Circular and accompanying Letter of Transmittal filed as exhibits hereto, to exchange up to $20,000,000 of NIBCO INC. Unsecured Subordinated Debentures for shares of Common Stock.

         Applicant claims that registration of the indenture securities under the Securities Act of 1933 is not required pursuant to the exemption provided by
Section 3(a)(9) of the Securities Act of 1933. There have not been and are not to be any sales of securities of the same class by the applicant or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. No consideration has been given or is to be given, directly or indirectly, to any person in connection with any transactions made pursuant to the offer.

Item 3.  Affiliates.

         The following list sets forth all persons controlled by the applicant:

                                 Jurisdiction of
                Name              Incorporation              Percentage Owned
                ----              -------------              ----------------
NIBCO OF VIRGINIA, INC.             Virginia                       100%
NIBCO OF DELAWARE, INC.             Delaware                       100%
NIBCO OF MEXICO S.A. DE C.V.         Mexico                        100%
NIBCO DE REYNOSA S.A. DE C.V.        Mexico                       99.9%
NIBCO SP. Z O.O                      Poland                        100%


         Rex Martin, the applicant's Chairman, President and Chief Executive Officer, controls the applicant by virtue of his ownership of 100% of the issued and outstanding shares of Class A Common Stock, the only voting securities of the applicant.

         The Board of Directors of the applicant has approved, and the applicant is planning to submit to a vote of its shareholders, a proposal to reclassify the Applicant's two existing classes of Common Stock into a single class of Common Stock and to establish and fund an Employee Stock Ownership Plan (the "ESOP"). The Special Meeting of Shareholders to vote on the reclassification is scheduled for August 20, 2004. The ESOP is expected to be established on or about September 1, 2004.

         If approved, the applicant will have a single class of Common Stock and no other equity securities. Following the reclassification, the applicant expects that Rex Martin will control the applicant through his ownership of approximately 33% of the Common Stock, a voting trust agreement with certain other holders of Common Stock who will own collectively approximately 21% of the Common Stock, and voting agreements with other holders of Common Stock representing approximately 20% of the outstanding shares.

Item 4.  Directors and Executive Officers

         The following list sets forth the names and mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers.

       Name                           Address                                  Title
       ----                           -------                                  -----
Howard L. Clark, Jr.        1516 Middlebury Street                     Director
                            Elkhart, Indiana 46516-4740

Arthur J. Decio             1516 Middlebury Street                     Director
                            Elkhart, Indiana 46516-4740

Rev. Timothy R. Scully      1516 Middlebury Street                     Director
                            Elkhart, Indiana 46516-4740

William C. Kunkler          1516 Middlebury Street                     Director
                            Elkhart, Indiana 46516-4740

Alice A. Martin             1516 Middlebury Street                     Vice Chairman and Director
                            Elkhart, Indiana 46516-4740

Rex Martin                  1516 Middlebury Street                     Chairman, President, Chief Executive
                            Elkhart, Indiana 46516-4740                Officer, and Director

Brian Caufield              1516 Middlebury Street                     Vice President - Sales
                            Elkhart, Indiana 46516-4740

James F. Drexinger          1516 Middlebury Street                     Senior Vice President - General
                            Elkhart, Indiana 46516-4740                Manager NIBCO

Thomas L. Eisele            1516 Middlebury Street                     Vice President, General Counsel, and
                            Elkhart, Indiana 46516-4740                Secretary

Kenneth J. Eme, Jr.         1516 Middlebury Street                     Vice President - Supply Chain
                            Elkhart, Indiana 46516-4740

Steven E. Malm              1516 Middlebury Street                     Senior Vice President - General
                            Elkhart, Indiana 46516-4740                Manager TOLCO

Gerald J. Whiteford         1516 Middlebury Street                     Vice President - Finance and Treasurer
                            Elkhart, Indiana 46516-4740

Gerald L. Wilson            1516 Middlebury Street                     Vice President - Human Resources and
                            Elkhart, Indiana 46516-4740                Chief Information Officer

Item 5.  Principal Owners of Voting Securities.

As of June 30, 2004:

 Name and Complete                                                           Percentage of Voting
  Mailing Address         Title of Class Owned          Amount Owned           Securities Owned
  ---------------         --------------------          ------------           ----------------
Rex Martin                 Class A Common               19,920 Shares 1              100%
1516 Middlebury Street          Stock
Elkhart, IN  46516-4740

Assuming consummation of the proposed reclassification and establishment of the ESOP, based on present holdings and commitments and assuming a conversion rate of 24.1897 shares of Common Stock for each share of Class A Common Stock and one share of Common Stock for each share of Class B Common Stock, the applicant expects the following to be principal owners of voting securities.

  Name and Complete Mailing            Title of Class                          Percentage of Voting
           Address                         Owned          Amount Owned           Securities Owned
           -------                         -----          ------------           ----------------
Rex Martin                                 Common       1,773,639 shares 2            33.0%
1516 Middlebury Street                     Stock
Elkhart, IN  46516-4740

NIBCO INC. Employee Stock                  Common       1,423,624 shares              27.1%
Ownership Plan                             Stock
1516 Middlebury Street
Elkhart, IN  46516-4740

The Voting Trust dated May 28,             Common       1,083,272 shares3             20.6%
2004 by and among Rex Martin, as           Stock
Voting Trustee, and John A. Moore
Tree Farm, LLC, Diann Moore,
Raoul A. Moore and Key Bank,
National Association, as Trustee of
the Ross Martin Trust dated
October 23, 1957
1516 Middlebury Street
Elkhart, IN 46516-4740

--------------------------------------------
1 Includes (a) 14,080 shares held by Rex Martin, individually, and (b) 5,840 held in the Rex Martin 2004 GRAT #1.

2 Includes (a) 415,836 shares held by the Geraldine Martin Past Trust, (b) 387,505 shares held by the Lee Martin Past Trust, (c) 123,903 shares subject to currently exercisable options, and (d) 481,859 shares expected to be issued upon reclassification and conversion of the Class A Common Stock into shares of a new single class of Common Stock (assuming conversion at a ratio of 24.1897 shares of Common Stock for each share of Class A Common Stock).

3 Includes (a) 461,132 shares held by the John A. Moore Tree Farm, LLC, (b) 19,313 shares held by Diann Moore, (c) 9093 shares held by Raoul A. Moore, and (d) 593,734 shares held by Key Bank, National Association, as Trustee of the Ross Martin Trust dated October 23, 1957.

Item 6.  Underwriters.

         No person has acted as an underwriter of any securities of the applicant which are outstanding on the date of filing of this application. There is no proposed underwriter of the securities proposed to be offered.

Item 7.  Capitalization.

         (a)      As of June 30, 2004:

                                                                             Amount Issued and
           Title of Class                         Amount Authorized             Outstanding
           --------------                         -----------------             -----------
Class A Common Stock                                  2,500,000            19,920 shares

Class B Common Stock                                 50,000,000            4,764,091 shares

Unsecured, Subordinated Debentures                      N/A                $5,355,000 principal amount
  issued pursuant to Indenture dated
  February 15, 2002

Assuming  consummation  of  the  proposed   reclassification,   the  applicant's
capitalization will be substantially as follows:

                                                                                Amount Issued and
            Title of Class                         Amount Authorized              Outstanding
            --------------                         -----------------              -----------
Common Stock                                          50,000,000           5,245,950 shares

Unsecured, Subordinated Debentures                       N/A               $5,355,000 principal amount
  issued pursuant to Indenture dated
  February 15, 2002

         (b) Each holder of Class A Common Stock is entitled to one vote per share. Class B Common Stock is non-voting except as required by law. If so entitled by law to vote, each share of Class B Common Stock entitles the holder to 1/20 of one vote. The holders of the Unsecured, Subordinated Debentures do not have any voting rights.

         Assuming consummation of the proposed reclassification, there will be a single class of Common Stock, with one vote per share.

Item 8.  Analysis of Indenture Provisions.

         The following presents a summary analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act.

         (a)      The   following   constitute   events  of  default  under  the
                  Indenture:

                  (1) Any payment default, whether principal or interest, which continues for a period of 5 days;

                  (2) A default or breach of any other covenant or warranty of the applicant contained in the Indenture which continues for a period of 30 days after appropriate notice has been given;

                  (3) Specified events of bankruptcy or insolvency of the applicant.

                  The Trustee is required to notify all debentureholders within 90 days of any default, unless the default has been cured or waived. The Trustee may withhold notice of defaults, however, other than payment defaults, if certain trust officers of the Trustee in good faith determine that the withholding of notice is not against the interests of the debentureholders.

         (b) The debentures will be authenticated and delivered by the Trustee, and each debenture will be dated the date of authentication. The debentures will be issued solely in exchange for shares of Common Stock of the Applicant, so there are no proceeds.

         (c) The debentures are unsecured, and therefore, no property is subject to any lien of the Indenture.

         (d) The Indenture will be satisfied and discharged (i) upon the delivery to the Trustee, cancelled or for cancellation, of all the debentures theretofore authenticated and delivered or (ii) when all debentures not delivered as set forth in (i) above either have matured or will become due, either by redemption or at maturity, within one year, and the applicant has deposited with the Trustee sufficient funds to pay and discharge the entire indebtedness. In addition, before the Indenture may be satisfied and discharged, the Company must pay all other sums payable by it.

         (e) When the applicant requests the Trustee to take any action under the Indenture, the applicant must furnish to the Trustee a certificate stating that all the conditions of the Indenture relating to the proposed action have been complied with. The certificate must be signed by an appropriate officer of the applicant and must be accompanied by a written opinion of counsel acceptable to the Trustee.

Item 9.  Other Obligors.

         No person other than the Applicant is an obligor upon the Indenture securities.

Contents of application for qualification. This application for qualification comprises

         (a)      Pages numbered 1 to 8, consecutively.

         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.*

         (c)      The  following  exhibits in addition to those filed as part of
                  the  statement  of  eligibility  and   qualification  of  each
                  trustee.

                  Exhibit T3A(1): A copy of the Articles of Incorporation of the applicant as now in effect.*

                  Exhibit T3A(2): A copy of the Amended and Restated Articles of Incorporation of the applicant as proposed to be amended prior to consummation of the offering.*

                  Exhibit T3B: A copy of the existing By-Laws of the applicant.*

                  Exhibit T3C: A copy of the Indenture to be qualified.*

                  Exhibit T3D: Not applicable.

                  Exhibit T3E(1): A copy of the Offering Circular to be sent to shareholders in connection with the offering of the Indenture securities.

                  Exhibit T3E(2): A copy of the Letter of Transmittal to be sent to shareholders in connection with the offering of the Indenture securities.*

                  Exhibit T3E(3): A copy of the Annual Report for the Fiscal Year Ended December 31, 2003 which is available to shareholders upon request in connection with the offering of the Indenture securities.*

                  Exhibit T3E(4): A copy of the Quarterly Report for the Period Ended June 30, 2004, to be sent to shareholders in connection with the offering of the Indenture securities.*

                  Exhibit T3F: A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to
                  Section 310 through 318(a) of the Trust Indenture Act.*

                  -----------------------
                  * Previously filed.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, NIBCO INC., a corporation organized and existing under the laws of the State of Indiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Elkhart and State of Indiana, on the 9th day of September, 2004.

                                      NIBCO INC.


                                      By:       /s/  Rex Martin
                                            ------------------------------------
                                               Rex Martin, Chairman, President &
                                               Chief Executive Officer

ATTEST:

     /s/  Thomas L. Eisele
------------------------------------
Thomas L. Eisele, Secretary